SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-23971

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Citizens South Bank Employees’ Savings & Profit Sharing Plan and Trust

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Citizens South Banking Corporation
519 South New Hope Road
Gastonia, North Carolina 28054-4040

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Financial Statements
As of December 31, 2011

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Table of Contents
December 31, 2011

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-12

Supplemental Schedule:

Form 5500, Schedule H, Line 4i – Schedule of Assets Held at End of Year December 31, 2011	13

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

[Letterhead of Cherry Bekaert & Holland]

Report of Independent Registered Public Accounting Firm

The Participants and Administrator of the
Citizens South Bank Employees' Savings & Profit Sharing Plan
Gastonia, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Citizens South Bank Employees' Savings & Profit Sharing Plan (the "Plan") as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements of the Plan based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan, referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of Plan's management. This supplemental schedule has also been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Cherry, Bekaert & Holland, LLP

Gastonia, North Carolina
June 26, 2012

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Assets
Investments, at fair value	$6,349,143	$6,461,520

Cash	27,948	-

Receivables:
Notes receivable from participants	235,815	259,486
Participants' contributions	23,049	19,626
Employer contributions	4,342	-
Securities sold	2,576	16,037

Total receivables	265,782	295,149

Total Assets	6,642,873	6,756,669

Liabilities
Corrective distributions payable	48,505	-
Securities purchased and administrative expenses	30,524	13,905
Due to broker	-	2,132

Total Liabilities	79,029	16,037

Net assets reflecting all assets at fair value	6,563,844	6,740,632

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(36,127)	-

Net assets available for benefits	$6,527,717	$6,740,632

See notes to financial statements.

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits
December 31, 2011

2011

Additions:
Contributions:
Employer contributions
Participant contributions	$66,285
Rollover contributions	519,393
Total contributions	79,809
665,487
Investment activity:
Interest and dividends	802
Net appreciation in fair value of investments	(192,269)
Miscellaneous	12,708
Total investment income (loss)	(178,759)

Deductions:
Benefits paid directly to participants	664,638
Administrative expenses	34,554
Miscellaneous	451
Total disbursements	699,643

Net increase in net assets available for benefits	(212,915)
Net assets available for benefits - beginning of year	6,740,632
Net assets available for benefits - end of year	$6,527,717

See notes to financial statements.

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Notes to Financial Statements
December 31, 2011

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Citizens South Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan that covers all full-time employees of Citizens South Bank (the “Company”) who have completed three months of service and have attained the age of 18 years.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions - Each year participants may contribute any percentage of pretax annual compensation to the Plan, not to exceed the lesser of 75% of Plan Salary (defined as the employee’s basic salary rate, plus overtime, bonus, and commissions) or the annual maximum contribution as defined by United States Treasury Regulations.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Company may make matching contributions equal to a discretionary percentage determined by the Company.  There were no matching contributions from January 1, 2011 through March 31, 2011. On January 24, 2011, the Board of Directors of Citizens South Bank reinstated the employer matching contribution to the employee’s 401(k) Plan effective April 1, 2011.  The Company contributed 25% of the first 6% of Plan Salary that a participant contribution to the Plan.  The Company may also make profit-sharing contributions to the Plan at the discretion of the Company’s Board of Directors.  Profit-sharing contributions are allocated to participants in the same ratio as a participant’s compensation, as defined, bears to the total compensation of all participants.  Profit sharing contributions were not made for 2011.  All contributions are subject to certain limitations.

Participant and employer contributions of $34,080 and $14,425, respectively, for 2011 are net of payments made in 2012 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.  The amount is also included in the Plan’s statement of net assets available for benefits as corrective distributions payable at December 31, 2011.

Participant Accounts - Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, and allocations of (a) the Company’s contributions and (b) plan earnings, and charged with the participant’s withdrawals and allocations of (a) plan losses and (b) administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Notes to Financial Statements
December 31, 2011

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

Investments - Participants direct the investment of their contributions into up to 29 various investment options offered by the Plan.  Company contributions are automatically invested in the same investment options directed for the investment of the employee contributions.  If no investment direction is given, all contributions from participants and the Company are invested in the Short Term Investment Fund, which is one of the Plan’s bond/fixed income funds.

The Plan currently offers eleven target retirement funds, eight stock funds, six bond/fixed income funds, three asset allocation funds, and the Citizens South Banking Corporation (“CSBC”) Employer Stock Fund as investment options for participants.  The CSBC Employer Stock Fund is managed by Reliance Trust Company, as Trustee.  State Street Global Advisors is the investment manager for all other funds and is the provider of benchmark index returns.  Participants may change or transfer their investment options at any time via telephone or the internet or by written request via fax or mail.

Vesting - Participants are immediately vested in their voluntary contributions to the Plan, plus investment earnings thereon.  Vesting in the Company matching and discretionary profit sharing contributions of their accounts is based on years of continuous service.  A participant is fully vested after three years of service (cliff vesting) or upon death, approved disability, or attainment of age 65 while employed with the Company.  Any years of employment prior to attaining the age of 18 are excluded for vesting purposes.  Employment with previously acquired companies is included for the purpose of vesting.

Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of a maximum of $50,000 or 50 percent of their vested account balance, reduced by the highest outstanding loan balance(s) from the Plan during the preceding 12 months.  The loans are secured by the balances in the participant’s accounts and bear interest at the Barron’s Prime Rate plus 1%, fixed on the date of the disbursement of the loan, which is deemed to be based upon prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. The loans have various maturities through January 2017.  Pentegra Retirement Services, Inc. collects from the participant a $50.00 origination fee and a $40.00 annual administration fee that are subtracted from the participant’s account.  Principal and interest are paid ratably through semi-monthly payroll deductions and credited to the loan account monthly.

Payment of Benefits - Upon termination of service and upon application, a participant will receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account.  If no such request is made, distribution is made at normal retirement age.

Forfeitures - At December 31, 2011 and 2010, forfeited non-vested accounts derived from employer contributions were $24,717 and $9,747, respectively.  Forfeited non-vested accounts derived from employer matching contributions accounts may be used to reduce future employer matching contributions or may be allocated to participants as profit sharing contributions.

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Notes to Financial Statements
December 31, 2011

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

Forfeitures (continued) - Forfeited non-vested accounts derived from the Company’s profit sharing contributions may be added to any Company profit-sharing contributions or allocated to participants as additional profit sharing contributions.  Forfeited contributions are allocated to participants in the same ratio as a participant’s compensation bears to the total compensation of all participants.  During 2011, $0 of forfeited non-vested accounts derived from employer contributions were allocated to participants.  The forfeited non-vested accounts are expected to be allocated subsequent to year-end.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Basis of Accounting - The Plan’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires the plan administrator and plan sponsor to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value in accordance with GAAP as detailed in Note 3 – Fair Value Measurements.  Fair market value is defined as the exchange price that would be received for an asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

GAAP describes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Notes to Financial Statements
December 31, 2011

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES (CONTINUED)

Investment Valuation and Income Recognition (continued) –

Mutual Funds - These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is generally a quoted price in an active market and classified within level 1 of the valuation hierarchy.  There were no mutual funds held by the Plan as of December 31, 2011.

Interest Bearing Cash Funds - These investments are public investment vehicles valued using $1 for the NAV. The money market funds are classified within level 2 of the valuation hierarchy.

Collective Investment Trusts - These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Investments and other portfolio instruments are generally valued using a market approach. With respect to the underlying funds, equity investments for which market quotations are readily available (including registered investment companies that are exchange traded) are valued at the last reported sale price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the last published sale price, the mean between the last reported bid and ask prices, or at fair value determined in good faith by the trustee. The NAV is generally classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

The Stable Value Fund is a common collective trust fund with underlying investments in contracts recorded at fair value of the underlying investments, and then adjusted by the issuer to contract value.  Investment contracts held by a defined contribution plan are required to be reported at fair value.  Nonetheless, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the termination of the Plan.  The funds may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  Income of these funds is reported as interest income in the statement of changes in net assets available for benefits.

The risk associated with guaranteed investment contracts and their net realizable value is dependent upon the financial stability of the issuing entity and its ability to fulfill the terms of the contracts.  At December 31, 2011 and 2010, there were no reserves established against contract values for credit risk.  The average yield for the Invesco Stable Value Trust was 1.23% and 2.39% the crediting interest rate was 2.05% and 3.36% in 2011 and 2010, respectively.

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Notes to Financial Statements
December 31, 2011

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES (CONTINUED)

Investment Valuation and Income Recognition (continued) –

Citizens South Banking Corporation Employer Stock Fund - These investments were Citizens South Banking Corporation (“CSBC”) common stock which was transferred into a CSBC Employer Stock Fund.  The fund is valued at the NAV of shares held by the Plan at year end.  The fund consists principally of common stock of CSBC, which is valued at the closing price reported on the NASDAQ Global Market.  A small portion of the fund is invested in short-term investments.  As the fair value is determined based on the NAV of the underlying assets, effective January 1, 2011, Plan management determined that the level of the Plan’s investment in the CSBC Employer Stock Fund should be reclassified within Level 2.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments are reflected as a reduction of investment return for such investments.

Notes receivable from participants - Notes receivable from participants are stated at unpaid principal balances plus accrued interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Risks and uncertainties - The Plan utilizes various investment securities including corporate stocks.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative expenses - Except for certain third party administration fees, which are paid by the Company, all other administrative expenses are paid by the Plan.

Benefit Payments - Benefit payments to participants are recorded upon distribution.

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Notes to Financial Statements
December 31, 2011

NOTE 3 – FAIR VALUE MEASUREMENTS

The Plan’s financial instruments carried at fair value are classified by the following fair value hierarchy levels as of December 31, 2011 and 2010:

	As of December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Investments:
Collective investment trusts:
Target retirement funds	$-	$161,841	$-	$161,841
Stock funds	-	2,244,831	-	2,244,831
Bond/fixed income funds	-	1,727,761	-	1,727,761
Asset allocation funds	-	349,505	-	349,505
Citizens South Banking Corporation Employer Stock Fund	-	1,529,512	-	1,529,512
Interest bearing cash funds	-	335,693	-	335,693
Total investments	$-	$6,349,143	$-	$6,349,143

	As of December 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Investments:
Collective investment trusts:
Target retirement funds	$-	$44,586	$-	$44,586
Stock funds	-	2,321,400	-	2,321,400
Bond/fixed income funds	-	1,450,315	-	1,450,315
Asset allocation funds	-	485,357	-	485,357
Citizens South Banking Corporation Employer Stock Fund	1,850,208	-	-	1,850,208
Interest bearing cash funds	-	309,654	-	309,654
Total investments	$1,850,208	$4,611,312	$-	$6,461,520

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Notes to Financial Statements
December 31, 2011

NOTE 4 – INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 are as follows:
	2011	2010
Citizens South Banking Corporation Employer Stock Fund, 143,623 and 141,591 units, respectively	$1,529,512	$1,850,208
Pentegra Retirement Services Stable Value Fund, 93,565 and 85,371 units, respectively	1,162,076	1,035,546
State Street Global Advisors S&P 500 Stock Fund, 22,035 and 1,884 units, respectively	476,588	491,836
State Street Global Advisors Midcap Stock Fund, 18,628 and 20,350 units, respectively	618,671	688,022
State Street Global Advisors Short Term Investment Fund, 335,693 and 309,654 units, respectively	335,693	*
State Street Government Bond Fund, 33,153 and 26,172 units, respectively	463,676	363,057

* Investment did not exceed five percent of net assets available for benefits at year-end.

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:
Employer Stock Fund	$(350,230)
Collective investment trusts	157,961
Net depreciation in fair value of investments	$(192,269)

NOTE 5 – EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of collective investment trusts and company stock managed by Reliance Trust Company.  Reliance Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.   Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2011 and 2010, the Plan held 143,623 and 141,591 units, respectively, of Employer Stock fund containing shares of stock of Citizens South Banking Corporation, the parent company of the sponsoring employer, with a cost basis of $2,062,957 and $2,052,949, respectively.  During the year ended December 31, 2011, the Plan recorded dividend income of $802 related to this investment.

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Notes to Financial Statements
December 31, 2011

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

NOTE 7 – FEDERAL INCOME TAX STATUS

Effective January 1, 1998, the Company has adopted, and from time to time has amended, a non-standardized form for a prototype profit sharing plan sponsored by Pentegra Services, Inc.  The prototype plan has received an opinion letter from the Internal Revenue Service dated March 8, 2010, as to the prototype plan’s qualified status.  The prototype plan opinion letter has been relied on by this Plan.  The Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code and has no income subject to unrelated business income tax and therefore, the Plan and related trust continue to be tax-exempt.

GAAP requires Plan Management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  Plan Management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  Plan Management believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 8 – RECONCILIATION TO FORMS 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Forms 5500 for the years ended December 31, 2011 and 2010:
	2011	2010
Net assets available for benefits per the financial statements	$6,527,717	$6,740,632
Plus: Correction distribution payable not reflected on the Form 5500	48,505
Less: Contribution receivable not reflected on the Form 5500	(27,391)	(19,626)
Net assets available for benefits per the Form 5500	$6,548,831	$6,721,006

The following is a reconciliation of changes in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2010:

Net change in net assets available for benefits per the financial statements	$(212,915)
Plus: 2010 Contributions receivable	19,626
Less: 2011 Contributions receivable	(27,391)
Plus: Correction distribution payable not reflected on the Form 5500	48,505
Net assets available for benefits per the Form 5500	$(172,175)

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

Notes to Financial Statements
December 31, 2011

NOTE 9 – SUBSEQUENT EVENTS

On May 13, 2012, Citizens South Banking Corporation (“Citizens South”) and Park Sterling Corporation (“Park Sterling”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Citizens South will merge with and into Park Sterling, with Park Sterling continuing as the surviving entity (the “Merger”). The Merger Agreement has been approved by the board of directors of each of Park Sterling and Citizens South. The completion of the Merger, which is currently anticipated to occur in the fourth quarter of 2012, is subject to certain closing conditions, including regulatory approval and approval by the holders of a majority of the outstanding shares of common stock of each of Park Sterling and Citizens South.  Park Sterling may direct Citizens South to freeze, terminate, or maintain the 401(k) Plan.  However, as of June 26, 2012, Park Sterling has not yet given any such direction.

CITIZENS SOUTH BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING
PLAN AND TRUST

EIN: 56-0233080     Plan Number: 004
Form 5500, Schedule H, Line 4i
Schedule of Assets Held at End of Year - December 31, 2011

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Citizens South Bank	Common Stock – 143,623 units, par value of $0.01	**	$1,529,512
*	Pentegra Retirement Services	Stable Value Fund – 93,565 units	**	1,162,076
*	State Street Global Advisors	Moderate Strategic Balanced Fund – 13,279 units	**	212,883
*	State Street Global Advisors	Conservative Strategic Balanced Fund – 1,940 units	**	36,956
*	State Street Global Advisors	Aggressive Strategic Balanced Fund – 7,719 units	**	99,666
*	State Street Global Advisors	Russell 2000 Stock Fund – 11,473 units	**	259,188
*	State Street Global Advisors	S&P 500 Stock Fund – 22,035 units	**	476,588
*	State Street Global Advisors	S&P 500 Growth Stock Fund - 18,840 units	**	245,916
*	State Street Global Advisors	S&P 500 Value Stock Fund – 19,851 units	**	211,629
*	State Street Global Advisors	S&P Midcap Stock Fund – 18,628 units	**	618,671
*	State Street Global Advisors	Nasdaq 100 Stock Fund – 5,746 units	**	83,332
*	State Street Global Advisors	US REIT Index Fund – 5,333 units	**	156,827
*	State Street Global Advisors	International Stock Fund – 16,026 units	**	192,681
*	State Street Global Advisors	Short Term Investment Fund – 335,693 units	**	335,693
*	State Street Global Advisors	Government Bond Fund – 33,153 units	**	463,676
*	State Street Global Advisors	Treasury Inflation Protection Fund – 1,580 units	**	37,155
*	State Street Global Advisors	Target Retirement 2015 – 2,336 units	**	29,221
*	State Street Global Advisors	Target Retirement 2020 – 1,460 units	**	20,954
*	State Street Global Advisors	Target Retirement 2025 – 1,186 units	**	14,774
*	State Street Global Advisors	Target Retirement 2030 – 2,061 units	**	29,878
*	State Street Global Advisors	Target Retirement 2035 – 1,469 units	**	17,986
*	State Street Global Advisors	Target Retirement 2040 – 1,165 units	**	16,593
*	State Street Global Advisors	Target Retirement 2045 – 1,594 units	**	19,282
*	State Street Global Advisors	Target Retirement 2050 – 1,099 units	**	13,153
*	State Street Global Advisors	Passive Bond Mutual Fund – 2,384 units	**	28,726
*	Participant loans	Loans, ranging 0-5 years maturity, at an interest rate of 4.25%	-	235,815

	Total Assets held at end of year		$-	$6,548,831

* A party-in-interest transaction as defined by ERISA
** Cost omitted for participant directed investments

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIZENS SOUTH BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Date: June 27, 2012	By:	/s/ Paul L. Teem, Jr.
Paul L. Teem, Jr.
Executive Vice President, Secretary and Chief Administrative Officer
Citizens South Bank

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm